October 5, 2018

David Woodhouse
Chief Executive Officer
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

       Re: NGM Biopharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed September 28, 2018
           File No. 333-227608

Dear Dr. Woodhouse:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Form S-1 filed September 28, 2018

Notes to Consolidated Financial Statements
5. Research Collaboration and License Agreements
Merck, page F-22

1. Please revise the last paragraph herein and on F-54 under "Company Option to Elect Cost and Profit Share and Merck Financial Assistance" to provide more specificity regarding the amounts that Merck will advance to the Company as well as the amount of the aggregate cap.
2. Refer to your response to our prior comment 2. As previously requested in our comment,
 David Woodhouse
NGM Biopharmaceuticals, Inc.
October 5, 2018
Page 2
      please provide in your disclosure a break out of the aggregate clinical development milestones of $77.7 million by indication (i.e. first indication, second indication and third indication) for each of the three geographic areas (i.e. United States, European Union and
      Japan).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Woodhouse
                                                             Division of
Corporation Finance
Comapany NameNGM Biopharmaceuticals, Inc.
                                                             Office of
Healthcare & Insurance
October 5, 2018 Page 2
cc:       J. Carlton Fleming
FirstName LastName